UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of: December, 2005
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CLICKSOFTWARE TECHNOLOGIES LTD.
                                            (Registrant)


                                            By: /S/ Shmuel Arvatz
                                            ---------------------
                                            Shmuel Arvatz
                                            Executive Vice President and
                                            Chief Financial Officer

Dated: December 7, 2005

DESCRIPTION                                                      EXHIBIT

A. Press Release, dated December 7, 2005, titled                   99-1
"ClickSoftware Announces Accelerated Vesting of
Underwater Options"